EXHIBIT 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

	Year Ended October 31,
	2017	2016	2015
Pre-tax earnings from continuing operations	$156,126	$86,718	$23,764
Fixed charges:
Interest expense	55,852	56,656	51,179
Portion of rental expense representative of interest factor	10,202	8,788	8,491
Total fixed charges	66,054	65,444	59,670
Pre-tax earnings from continuing operations plus fixed charges	$222,180	$152,162	$83,434

Ratio of earnings to fixed charges	$3.36	$2.33	$1.40